FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding 2012 interim results of Huaneng Power International, Inc. (the “Registrant”); and
2.	an announcement on connected transaction regarding Qinling Company;

Each made by the Registrant on August 1, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

2012 Interim Results Announcement

Consolidated operating revenue:	RMB67.180 billion
Profit attributable to equity holders of the Company:	RMB2.122 billion
Earnings per share:	RMB0.15

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2012 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2012, the Company and its subsidiaries recorded consolidated operating revenue of RMB67.180 billion, representing an increase of 4.88% compared to the same period last year. The profit attributable to equity holders of the Company was RMB2.122 billion, representing an increase of 87.64% compared to the same period last year. The earnings per share were RMB0.15 and net asset value per share (excluding non-controlling interests) was RMB3.71. The increase of the Company’s net profit was mainly attributable to the carry-over effect of the tariff adjustment last year and the Company’s effective cost controls.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2012, the Company focused on improving economic efficiency, proactively responded to the changing business environment and made significant progress on power generation, cost control, energy conservation and environmental protection, project development and construction.

1.	Power Generation

The power plants of the Company within China generated 150.173 billion kWh on consolidated basis for the first half of 2012, representing a decrease of 1.46% from the same period last year, and achieved an aggregate sales volume of 141.637 billion kWh, a decrease of 1.45% from the same period last year. The decrease of the Company’s power generation was mainly attributable to the following factors: firstly, the power generation in the regions where the Company’s power plants are located experienced negative or low growth during the first half of this year as a result of the distribution of installed capacity of the Company, while hydropower generation in certain provinces had seen significant growth, which sharply reduced the potential of power generation from local thermal power plants; secondly, the installed capacity of the Company grew at an average rate below the national average for the first half of this year; and thirdly, the Company had relatively higher base of power generation for the first six months last year (the Company’s power generation in the first half of 2011 increased by 28.25% as compared to the same period of 2010, whilst the corresponding growth rate nationwide was 13.5%, thus the Company’s power generation growth rate in the first half of 2011 was 14.75 percentage points higher than the nationwide rate), which correspondingly affected the power generation growth rate of the Company for the first half of 2012.

For the first half of 2012, the aggregate power generation of Singapore Tuas Power Ltd. accounted for a market share of 26.65%, representing a decrease of 0.33 percentage point compared to the same period last year.

2.	Cost Controls

Coal supply exceeded demand for the first half of 2012 as a result of slower economic growth in China, causing the coal price on a downward trend and lower than that for the same period last year. Seizing this opportunity, the Company optimized its procurement structure by further increasing the purchased volume of imported coal capitalizing on the price gap between domestic and international coal markets, secured more favorable coal purchase conditions through negotiations with suppliers, and reduced its average coal purchase price by rationalizing inventory arrangement based on production needs.

3.	Energy Conservation and Environmental Protection

The Company attaches great importance to energy conservation and environmental protection. All the coal-fired generating units of the Company are equipped with desulphurization devices, and its coal-fired generating units equipped with denitrification devices account for more than 33% of power generation capacity of the Company. The Company has also strengthened management over the operation and maintenance of environmental protection facilities, which has improved their operating efficiency and in-operation rate.

For the first half of 2012, the Company continued to maintain its leading position in the industry in terms of major technical and economic indicators.

4.	Project Development and Construction

For the first half of 2012, the Company obtained approval for the Zhejiang Tongxiang Natural Gas Co-generation Project, the Wind Farm Phase I Project of Jiangsu Rudong Wind Power Co., Ltd., the Yunnan Chuxiong Natural Gas Co-generation New Construction Project, and the Huaneng Coal Transit Base Project at Haimen Port in Shantou.

The following generating units of the Company commenced operation during the first half of 2012: Unit 2 (673 MW) of Shanxi Huaneng Zuoquan Power Plant, in which the Company owns a 60% equity interest; Unit 5 (1,000 MW) of Henan Huaneng Qinbei Power Plant Phase III, in which the Company owns a 60% equity interest; Unit 2 (20 MW) of Hunan Yongzhou Xiangqi Hydropower Station, which is wholly owned by the Company; Unit 2 (12.5 MW) and Unit 3 (12.5 MW) of Liaoning Suzihe Hydropower Station, which is wholly owned by the Company; and the second stage (44 MW) of Jiangsu Qidong Wind Power Plant Phase II, in which the Company owns a 65% equity interest.

Two generation units each with 100 MW generation capacity of Shanxi Huaneng Yushe Power Plant, in which the Company owns a 60% equity interest, have been closed down.

By 31 July 2012, the Company had controlled generating capacity of 60,264 MW and equity-based generation capacity of 55,304 MW.

PROSPECTS FOR THE SECOND HALF OF 2012

Although the overall economy in China is developing steadily, the national economic growth has slowed down and faces downward pressure from a number of factors such as the gloomy global economic outlook. The government is expected to maintain continuity and consistency of macroeconomic policies, further increase the intensity of anticipatory adjustments and fine-tuning measures, continue to adopt active fiscal policies and prudent monetary policies.

Electricity market. Power consumption experienced slower growth for the first half of this year due to insufficient effective power demand nationwide affected by the slowdown of national economic growth. In the second half of 2012, the national economy is expected to improve as the various policies adopted by the Government to maintain steady growth will take effect gradually, and the growth of power consumption is expected to speed up with the coming of summer and winter peaks. In spite of various uncertainties such as operation of new generating units and increased power generation from hydropower facilities, the Company will strive to make the generating hours of its coal-fired generating units exceed local average.

Coal market. Coal price experienced continuous drop within and outside China during the first half of 2012 due to sluggish global economy, slower growth of China’s economy, and the reduced energy consumption per GDP unit according to the “Twelfth Five-year Plan”. Coal inventories remain at a high level throughout China and coal price is expected to drop further in the second half of this year. The Company will closely monitor market changes, make efforts to expand supply channels, adjust the purchase strategy, optimize the purchase structure and import more coal. The Company will also take advantage of the existing eased-up railway capacity to establish direct railway transportation channels in an effort to control fuel costs.

Capital market. The Chinese government will consistently implement positive fiscal policies and prudent monetary policies, make continued efforts to make these policies more target oriented and flexible, and further increase the intensity of anticipatory adjustments and fine-tuning measures. The People’s Bank of China had reduced deposit reserve requirement ratio and lending interest rates both for two times, respectively, in 2012, which has significantly eased the capital pressure and financing costs of the Company.

Major Tasks of the Company for the Second Half of 2012:

1.	To enhance safe production management to ensure safe, consistent and economic operation of its generating units;

2.
To strengthen power marketing efforts, refine working measures with a view to achieving “increased volume, consistent pricing, and improved efficiency”, so as to ensure its overall leading position in terms of generating hours;

3.	To enhance cost controls, strive to lower fuel costs, optimize debt structure and strive to reduce financial costs;

4.
With the focus on economic efficiency, improve construction project management and ensure the sustainable, stable and sound development of the Company; to promote and facilitate preparatory work of large coal-fired units in developed areas, coastal areas and areas along rivers, coal-electricity integrated projects, cost-efficient wind power projects and gas-fired power plants in the developed areas, so as to lay a sound ground for the sustainable development of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	COMPARISON AND ANALYSIS OF OPERATING RESULTS

Summary

According to the Company’s preliminary statistics, for the six month ended 30 June 2012, the Company and its subsidiaries’ total power generation within China on consolidated basis amounted to 150.173 billion kWh, representing a decrease of 1.46% over the same period last year; accumulated electricity sold amounted to 141.637 billion kWh, representing a decrease of 1.45% over the same period last year.

The decrease in power generation of the Company was mainly due to the following reasons:

1.
The power generation in the regions where the Company’s power plants are located experienced negative or low growth during the first half of this year; meanwhile, hydropower generation in certain provinces had seen significant growth, which sharply reduced the potential of power generation from local thermal power plants;

2.	The average installed capacity of the Company grew at a rate below the national average for the first half of 2012, which affected the power generation growth rate of the Company; and

3.
The growth rate of power generation was affected by the high level of power generation result of the same period of last year (The power generation in same period of last year increased 28.25% compared with the same period of the year before last year, which was 14.75 percentage points higher than national average growth rate of 13.5%).

The power generation and electricity sold by each of the Company’s domestic power plants for the first half of 2012 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half of 2012	Power generation for the first half of 2011	Change	Electricity sold for the first half of 2012	Electricity sold for the first half of 2011	Change
Liaoning Province
Dalian	2.961	3.313	-10.62%	2.819	3.147	-10.42%

Dandong	1.602	1.630	-1.72%	1.527	1.554	-1.74%
Yingkou	4.163	4.031	3.27%	3.900	3.780	3.17%
Yingkou Co-generation	1.777	1.669	6.47%	1.666	1.556	7.07%
Wafangdian Wind Power	0.055	–	–	0.054	–	–
Suzihe Hydropower	0.001	–	–	0.001	–	–
Inner Mongolia
Huade Wind Power	0.110	0.072	52.78%	0.109	0.071	53.52%
Hebei Province
Shang’an	7.345	7.481	-1.82%	6.834	7.051	-3.08%
Kangbao Wind Power	0.028	0.00029	–	0.027	–	–
Gansu Province
Pingliang	5.249	6.527	-19.58%	4.960	6.187	-19.83%
Jiuquan Wind Power	0.392	–	–	0.382	–	–
Beijing
Beijing Co-generation	2.371	2.263	4.77%	2.082	1.990	4.62%
Beijing Co-generation
(Combined Cycle)	1.450	–	–	1.412	–	–
Tianjin
Yangliuqing Co-generation	3.404	3.167	7.48%	3.163	2.962	6.79%
Shanxi Province
Yushe	1.995	2.137	-6.64%	1.842	1.974	-6.69%
Zuoquan	2.791	–	–	2.617	–	–

Domestic Power Plant	Power generation for the first half of 2012	Power generation for the first half of 2011	Change	Electricity sold for the first half of 2012	Electricity sold for the first half of 2011	Change
Shangdong Province
Dezhou	7.649	7.743	-1.21%	7.183	7.294	-1.52%
Jining	2.490	2.531	-1.62%	2.310	2.357	-1.99%
Xindian	1.822	1.678	8.58%	1.709	1.573	8.65%
Weihai	5.139	5.121	0.35%	4.889	4.872	0.35%
Rizhao Phase II	4.037	4.174	-3.28%	3.824	3.953	-3.26%
Zhanhua Co-generation	0.898	0.859	4.54%	0.819	0.786	4.20%

Henan Province
Qinbei	8.195	7.668	6.87%	7.731	7.240	6.78%
Jiangsu Province
Nantong	4.510	4.738	-4.81%	4.309	4.527	-4.82%
Nanjing	1.922	1.981	-2.98%	1.814	1.870	-2.99%
Taicang	6.100	5.695	7.11%	5.810	5.389	7.81%
Huaiyin	3.647	3.582	1.81%	3.438	3.372	1.96%
Jinling (Combined-cycle)	1.995	1.443	38.25%	1.951	1.408	38.57%
Jinling (Coal-fired)	5.347	5.652	-5.40%	5.096	5.380	-5.28%
Qidong Wind Power	0.162	0.141	14.89%	0.158	0.137	15.33%
Shanghai
Shidongkou First	3.985	3.749	6.30%	3.769	3.528	6.83%
Shidongkou Second	3.414	3.987	-14.37%	3.283	3.835	-14.39%
Shanghai Combined-cycle	0.528	0.717	-26.36%	0.515	0.699	-26.32%
Shidongkou Power	3.743	3.290	13.77%	3.561	3.111	14.46%
Chongqing
Luohuang	5.875	8.287	-29.11%	5.437	7.695	-29.34%
Zhejiang Province
Yuhuan	11.470	13.099	-12.44%	10.913	12.487	-12.61%
Hubei Province
Enshi Maweigou Hydropower	0.027	–	–	0.026	–	–
Hunan Province
Yueyang	3.804	4.711	-19.25%	3.553	4.428	-19.76%
Xiangqi Hydropower	0.052	–	–	0.052	–	–

Domestic Power Plant	Power generation for the first half of 2012	Power generation for the first half of 2011	Change	Electricity sold for the first half of 2012	Electricity sold for the first half of 2011	Change

Jiangxi Province
Jinggangshan	4.103	4.722	-13.11%	3.908	4.494	-13.04%
Fujian Province
Fuzhou	5.713	6.015	-5.02%	5.412	5.714	-5.29%
Guangdong Province

Shantou Coal-fired	3.081	3.300	-6.64%	2.920	3.091	-5.53%
Haimen	6.414	5.567	15.21%	6.132	5.312	15.44%
Yunnan Province
Diandong Energy	5.392	6.296	-14.36%	4.982	5.805	-14.18%
Yuwang Energy	2.965	3.368	-11.97%	2.738	3.089	-11.36%

Total	150.173	152.404	-1.46%	141.637	143.718	-1.45%

The accumulated power generation of Tuas Power Limited accounted for a market share of 26.65% in Singapore for the first half of 2012, representing a decrease of 0.33 percentage point compared with the same period of last year.

The Company experienced a 4.88% increase in operating revenue for the first half of 2012 over the same period of last year due to the carry-over effect of electricity tariff adjustment in the previous year. The operating expenses maintained at the same level compared with the same period of last year. As a whole, the net profit attributable to the shareholders of the Company for the first half of 2012 was RMB2.122 billion, representing a 87.64% increase over RMB1.131 billion for the same period of last year. The net profit attributable to the shareholders of the Company from domestic operations was RMB1.412 billion, representing a 232.64% increase over the same period of last year. The increase is mainly due to the carry-over effect of electricity tariff adjustment within China in the previous year and effective cost controls of the Company. The net profit attributable to the shareholders of the Company from Singapore operations was RMB0.71 billion, which maintained the same level compared with the same period of last year.

1.	Operating revenue and tax and levies on operations

Operating revenue mainly represents revenue received from electricity sold. For the six months ended 30 June 2012, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB67.18 billion, representing a 4.88% increase over RMB64.054 billion for the same period of last year. The operating revenue from domestic operations increased by approximately

RMB2.681 billion over the same period of last year, which is mainly attributable to the carry-over effect of electricity tariff adjustment in the previous year. The operating revenue from Singapore operations increased by approximately RMB0.445 billion over the same period of last year, which is mainly because of electricity tariff increase as a result of the increase of unit fuel cost driven by oil price increase worldwide during the first half of 2012.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Tax calculated as a prescribed percentage of the amount of the value-added tax paid. For the six months ended 30 June 2012, the tax and levies on operations of the Company and its subsidiaries were RMB0.319 billion, representing an increase of RMB0.101 billion from RMB0.218 billion for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2012, the total operating expenses of the Company and its subsidiaries were RMB59.351 billion, which maintained the same level compared with the same period of last year. The operating expenses of domestic operation decreased by approximately RMB0.278 billion over the same period of last year, which is largely due to effective cost controls and reduced power generation of the Company and its subsidiaries. The operating expenses for Singapore operations increased by approximately RMB0.583 billion over the same period of last year, which is mainly due to the increase of fuel costs driven by oil price increase worldwide during the first half of 2012.

	2.1	Fuel costs

Fuel costs represent the largest portion of the operating expenses of the Company and its subsidiaries, which were RMB43.272 billion for the first half of 2012 and maintained the same level compared with the same period of last year. The fuel costs from domestic operations of the Company decreased by approximately RMB0.453 billion over the same period of last year, which is largely due to effective cost controls and decreased power generation of the

Company and its subsidiaries. The fuel costs from Singapore operations increased by approximately RMB0.84 billion over the same period of last year, which is mainly due to the increase of fuel costs driven by oil price increase worldwide during the first half of 2012.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries decreased by 3.72% to RMB5.613 billion for the first half of 2012 from RMB5.830 billion for the same period of last year. The decrease of depreciation expenses is mainly due to the Company changed the estimated useful lives and estimated net residual values for the property, plant and equipment in China from the beginning of 2012. The depreciation expenses of the Singapore operations maintained the same level compared with the same period of last year.

2.3	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs, etc. Labor costs of the Company and its subsidiaries amounted to RMB2.192 billion for the first half of 2012, representing an increase of RMB0.116 billion from RMB2.077 billion for the same period of last year. The operation of new generating units contributed RMB44 million of the increase. The labor costs for the Singapore operations increased by approximately RMB12 million.

2.4	Maintenance

Maintenance expenses of the Company and its subsidiaries amounted to RMB1.309 billion for the first half of 2012, representing an increase of 14.41% from RMB1.144 billion for the same period of last year. The operation of new generating units accounted for RMB65 million of the increase. The maintenance expenses for the Singapore operations decreased by approximately RMB10 million.

	2.5	Other operating expenses (including purchase of electricity and service fees on transmission and transformer facilities of HIPDC)

Other operating expenses (including purchase of electricity and service fees on transmission and transformer facilities of HIPDC) of the Company and its subsidiaries amounted to RMB6.965 billion for the first half of 2012, representing a decrease of RMB0.144 billion from RMB7.109 billion for the first half of 2011. Other operating expenses for the Singapore operations decreased by approximately RMB0.259 billion, in which purchase of electricity decreased by approximately RMB0.286 billion caused by the decrease of volume of electricity purchased.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2012 amounted to RMB4.616 billion, representing an increase of RMB0.929 billion from RMB3.687 billion for the same period of last year. The increase was primarily due to the carry-over effect of interest rate adjustment for RMB-denominated loans, and expensing instead of capitalizing interest upon commercial operation of new generating units. The operations of new generating units contributed RMB0.364 billion of the increase. The financial expenses of the Singapore operations decreased by RMB0.167 billion mainly due to the decrease of currency exchange loss.

4.	Share of profit of associates/jointly controlled entities

The share of profit of associates/jointly controlled entities of the Company and its subsidiaries for the first half of 2012 was RMB291 million, representing a decrease of RMB55 million from RMB346 million for the same period of last year. The decrease is mainly attributable to the decrease of profit of the associates/jointly controlled entities of the Company.

5.	Income tax expenses

For the first half of 2012, the Company and its subsidiaries recorded a consolidated income tax expenses of RMB995 million, representing an increase of RMB495 million from RMB500 million for the same period of last year. The income tax expenses of the domestic operations of the Company increased by RMB486 million over the same period last year mainly due to the increase of profit before income tax expenses. The income tax expenses of the Singapore operations increased by RMB8 million over the same period of last year.

6.	Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB2.122 billion for the first half of 2012, representing an increase of 87.64% from RMB1.131 billion for the same period of last year. The net profit attributable to equity holders of the Company from domestic operations was RMB1.412 billion, representing an increase of 232.64% over the same period of last year. The increase was mainly due to the carry-over effect of electricity tariff adjustment in the previous year and effective cost controls of the Company. The profit attributable to equity holders of the Company from the Singapore operations was RMB0.71 billion, which maintained at the same level for the same period of last year.

7.	Comparison of financial positions

As at 30 June 2012, total assets of the Company and its subsidiaries were RMB261.411 billion, representing an increase of 1.55% from RMB257.416 billion as at 31 December 2011. As at 30 June 2012, total assets of the Singapore operations were RMB31.054 billion, representing an increase of 0.84% from the RMB30.794 billion as at 31 December 2011.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity = balance of liabilities as at period end/balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio = balance of current assets as at period end/balance of current liabilities as at period end

Quick ratio = (balance of current assets as at period end – net amounts of inventories as at period end)/balance of current liabilities as at period end

Multiples of interest earned = (profit before income tax expenses + interest expenses)/interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As at 30 June 2012	As at 31 December 2011

Ratio of liabilities and shareholders’ equity	3.84	3.89
Current ratio	0.46	0.38
Quick ratio	0.37	0.30

	For the six months ended 30 June 2012	For the six months ended 30 June 2011

Multiples of interest earned	1.63	1.30

The ratio of liabilities and shareholders’ equity maintained the same level compared with the beginning of the year. The current ratio and quick ratio increase slightly compared to the beginning of the year, which were mainly attributable to the decrease of current liabilities such as accounts payable and short-term borrowings from the beginning of this year.

The multiples of interest earned increased because of the increase of profit before income tax expenses for the first half of 2012.

As at 30 June 2012, the Company and its subsidiaries had a negative working capital balance of RMB47.700 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to capitalize on its favorable credit rating and minimized interest expense by drawing short-term borrowings with relatively lower interest rates.

II.	LIQUIDITY AND CASH RESOURCES

	1.	Liquidity

	For the six months ended 30 June 2012 (RMB in billion)	For the six months ended 30 June 2011 (RMB in billion)	Change (%)

Net cash provided by
operating activities	12.755	9.298	37.18
Net cash used in investing activities	(7.018)	(8.300)	(15.46)
Net cash (used in)/provided
by financing activities	(0.971)	1.308	(174.24)
Exchange gain	0.075	0.069	8.70
Net increase in cash and
cash equivalents	4.841	2.375	103.83
Cash and cash equivalents as at
the beginning of the period	8.553	9.426	9.26

Cash and cash equivalents as at
the end of the period	13.394	11.801	13.50

The net cash provided by operating activities increased from the same period of last year to RMB12.755 billion for the first half of 2012, which was mainly due to the increase of operating revenue as result of carry-over effect of electricity tariff adjustment in the previous year, while the operating costs remained at the same level due to effective costs control of the Company.

Net cash used in investing activities was RMB7.018 billion, which was mainly capital expenditures for construction.

The financing activities of the Company were principally repayments of loans, redemption of short-term bonds, and financing for new projects. During the first half of 2012, the Company repaid loans of RMB44.233 billion, redeemed short-term bonds of RMB5 billion, drew down new loans of RMB37.781 billion, issued short-term bonds of RMB9.965 billion, and issued long-term bonds of RMB4.985 billion.

As at 30 June 2012, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar and U.S. dollar measured at RMB equivalent were RMB10.681 billion, RMB2.157 billion and RMB0.556 billion, respectively.

2.	Capital expenditure and cash resources

	2.1	Capital expenditure for construction and renovation projects

The capital expenditure for construction and renovation projects for the first half of 2012 was RMB7.269 billion, including RMB576 million for Qinbei expansion project, RMB487 million for Haimen power plant, RMB463 million for Zuoquan Power plant, RMB291 million for Jinling Coal-fired project, RMB259 million for Weihai expansion project, RMB188 million for Yueyang expansion project, RMB165 million for Xiangqi Hydropower, RMB157 million for Diandong Energy, RMB134 million for Shanghai generation project, and RMB123 million for Beijing Cogeneration. The expenditures on construction projects in Singapore were RMB1.665 billion. The expenditures on other construction projects and renovation were RMB1.185 billion and RMB1.576 billion, respectively.

The Company financed most of the above capital expenditure through internal funding, debts financing and cash from operating activities.

The Company expects to incur significant capital expenditure during the next few years. The Company will make active efforts to carry out projects as planned on commercially viable basis. The Company will also actively develop new projects to lay the foundation for its long-term development. The Company expects to finance the above capital expenditure through internal funding, debt financing and cash flows from operating activities.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal funds, debt financing, and cash flows from operating activities.

Good credit status gives the Company strong financing capabilities. As at 30 June 2012, the Company and its subsidiaries had undrawn borrowing facilities of over RMB90 billion.

Upon approval by the general meeting of shareholders of the Company, the Company issued short-term notes on 17 April 2012, with a principal amount of RMB5 billion and a coupon rate of 4.41% per annum. The notes were denominated in RMB, issued at par and had a maturity of 365 days.

Upon approval by the general meeting of shareholders of the Company, the Company issued short-term bonds on 6 June 2012, with a principal amount of RMB5 billion and a coupon rate of 3.35% per annum. The notes were denominated in RMB, issued at par and had a maturity of 270 days.

Upon approval by the general meeting of shareholders of the Company, the Company issued short-term bonds on 11 July 2012, with a principal amount of RMB5 billion and a coupon rate of 3.32% per annum. The notes were denominated in RMB, issued at par and had a maturity of 270 days.

As at 30 June 2012, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB170.879 billion, including current portion of approximately RMB63.105 billion (including short-term loan and short-term bonds). These debts included US$751 million denominated in U.S. dollar, S$2.967 billion denominated in Singapore dollar, and €81 million denominated in Euro. The current portions of those foreign debts were US$101 million, S$76 million, and €9 million, respectively. Among the interest-bearing debts other than those denominated in RMB, fixed-rate borrowings amounted to approximately RMB0.907 billion with average interest rate of 2.92%, representing 4.50% of the total interest-bearing debts excluding borrowings denominated in RMB; the floating-rate borrowings amounted to approximately RMB19.225 billion with average interest rate of benchmark rate plus 1.31%, representing 95.50% of the total interest-bearing debts excluding borrowings denominated in RMB.

As at 30 June 2012, the Singapore operations of the Company borrowed all of its loans on long-term basis with a total amount equivalent to RMB14.749 billion, including S$2.967 billion denominated in Singapore dollar with interest rates from 2.15% to 4.25% per annum, and US$1 million denominated in U.S. dollar with an interest rate of 2.74%.

As at 30 June 2012, under the original loan agreements, the Company and its subsidiaries had outstanding floating-rate long-term loans of US$708 million (with interest rates ranged from libor+0.075% to libor+1%) and S$2.967 billion (with interest rates of SOR+1.65% or DBS prime rate).

2.3	Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 12 June 2012, upon approval by its shareholders’ general meeting for the year 2011, the Company declared a cash dividend of RMB0.05 per ordinary share (tax included), with total dividends of approximately RMB703 million. The Company had not paid any dividend for the first half of 2012.

III.	PERFORMANCE AND PROSPECTS OF SIGNIFICANT INVESTMENTS

On 22 April 2003, the Company acquired 25% shares in Shenzhen Energy Group (“Shenneng Group”) with a consideration of RMB2.390 billion. In 2011, Shenneng Group was divided into two entities, each of which was the remainder Shenneng Group and the newly formed Shenneng Energy Management Corporation. The Company holds 25% shares in each of the two entities. In December 2007, the Company acquired 200 million shares of Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group. In 2011, Shenzhen Energy allotted shares with its capital reserves. As at 30 June 2012, the Company held 240 million shares of Shenzhen Energy. This investment brought to the Company an equity profit of RMB89 million for the first half of 2012 under the International Financial Reporting Standards. The Company expects this investment to provide steady returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interests in Sichuan Hydropower. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million and the Company's equity interests in Sichuan Hydropower was accordingly reduced to 49%. Huaneng Group replaced the Company as the controlling shareholder of Sichuan Hydropower. This investment brought to the Company an equity profit of RMB98 million for the first half year of 2012 under the International Financial Reporting Standards. The Company expects this investment to provide steady returns to the Company in the future.

IV.	EMPLOYEE BENEFITS POLICIES

As at 30 June 2012, the Company and its subsidiaries had 35,549 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS

As at 30 June 2012, the Company provided guarantees for the long-term loans of SinoSing Power, a wholly-owned subsidiary of the Company, amounted to approximately RMB14.693 billion.

As at 30 June 2012, the Company provided guarantees for the long-term loans of Time Shipping, a jointly controlled entity of the Company, amounted to approximately RMB33 million.

As at 30 June 2012, a short-term loan of RMB1 billion is guaranteed by a subsidiary of the Company.

As at 30 June 2012, the details of secured loans of the Company and its subsidiaries are as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2012. As at 30 June 2012, the balance of the secured loans was RMB4.542 billion, and the pledged accounts receivables were amounted to approximately RMB4.726 billion.

2.	As at 30 June 2012, secured short-term loans of RMB118 million represented the discounted notes receivable with recourse.

3.	As at 30 June 2012, a loan of RMB25 million of a subsidiary of the Company pledged against the shares of a listed company held by a former shareholder of the subsidiary.

4.
As at 30 June 2012, long-term loans of a subsidiary of the Company of RMB235 million were secured by property, plant and equipment with net book value amounting to RMB368 million and tariff collection right of the subsidiary. These loans are also guaranteed by former shareholders of the subsidiary.

5.	As at 30 June 2012, a long-term loan of RMB77 million was secured by territorial waters use right with net book value of RMB85 million.

6.	As at 30 June 2012, a long-term loan of RMB169 million secured by certain property, plant and equipment of the Company and its subsidiary.

7.	As at 30 June 2012, a long-term loan of RMB13.025 billion was secured by tariff collection right.

	8.	As at 30 June 2012, a long-term loan of a subsidiary of the Company of RMB7 million was secured by current and future assets of the subsidiary.

	9.	As at 30 June 2012, other long-term loans amounted to RMB667 million were secured by right of income derived from certain generation units of the Company.

10.
As at 30 June 2012, notes receivable of the Company and subsidiaries of approximately RMB17 million and bank deposits of RMB5 million were secured to a bank as collateral against notes payable of RMB13 million.

As at 30 June 2012, restricted bank deposits of the Company were RMB141 million.

VI.	CONTINGENT LIABILITY

As at 30 June 2012, Luoyuanwan Harbour, a subsidiary of the Company was involved in a pending lawsuit. Luoyuanwan Harbour entered into an assets transfer agreement with a consideration of RMB96 million in prior year, pursuant to which Luoyuanwan Harbour has paid RMB76.20 million. Due to disputes on the fulfilment of the agreement by the counterparty, the remaining consideration has not been paid. The counterparty filed a lawsuit in October 2011 claiming the default by Luoyuanwan Harbour and the compensation. Luoyuanwan Harbour filed a counterclaim in December 2011 claiming a compensation for the default of the counterparty. In April 2012, the court pronounced a judgment in favour of the counterparty on most of its claims, including cancelation of the assets transfer agreement, and required Luoyuanwan Harbour to return the relevant assets and pay a compensation of RMB32.32 million with interest. Luoyuanwan Harbour appealed to the Supreme Court of Fujian Province in May 2012. There has been no further judgment on this appeal made by the Supreme Court of Fujian Province as at the date when the unaudited condensed consolidated interim financial information was approved for publication. As at 30 June 2012, Luoyuanwan Harbour made a provision for the compensation and interest with an amount of RMB34.56 million, pursuant to the judgment made by the court on the first trial. Since the relevant assets have not been returned, Luoyuanwan Harbour has not de-recognized these assets or recorded the corresponding receivable for the contract price already paid before.

VII.	RISK FACTORS

Most of the Company’s interest bearing debts are denominated in RMB, and the change of RMB interest rates will directly affect the Company’s borrowing costs. The Company will make reasonable financing arrangement according to market conditions, and explore new financing initiatives in an effort to control financing costs while meeting funding requirements. The interest bearing debts denominated in non-RMB currencies accounted for less than 12% of the Company’s debts, and most of such debts are floating interest rate borrowings. The Company has entered into interest rate swap agreements to hedge approximately half of the debts with floating interest rates, and the fluctuation of the interest rates on non-RMB currencies borrowing will not have material adverse impact on the Company.

The Company had certain debts denominated in U.S. dollar and Euro, and could incur exchange gain or loss from fluctuation of relevant exchange rates. The debts denominated in foreign currencies accounted for less than 5% of the total interest bearing debts of the Company, and the recent fluctuations in exchange rates are not expected to have material adverse impact on the Company.

The Company will keep a close watch on the fluctuations of exchange rate and interest rate markets, and prudently assess the currency and interest rate risks. In addition to meeting cash requirements for ordinary operations, constructions and acquisitions, the Company will make efforts with due consideration of overall development of power generation industry and the growth of the Company to control financing costs and financial risks, establish optimal capital structure for effective financial management activities, thus providing sustainable and stable returns to its shareholders.

SHARE CAPITAL STRUCTURE

As at 30 June 2012, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of

5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,568,001,203 shares, representing 11.16% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,865,336,679 shares, representing 27.50% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2012.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2012:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power
Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited1	2,591,958,908	18.44
China Huaneng Group	1,568,001,203	11.16
Hebei Construction & Investment Group Co., Ltd	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	520,000,000	3.70
Liaoning Energy Investment (Group)
Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management
Limited Liability Company	416,500,000	2.96
HSBC Nominees (Hong Kong) Limited2	408,654,040	2.91
Fujian Investment Development (Group) Co., Ltd.	374,466,667	2.66
Dalian Municipal Construction Investment
Company Limited	301,500,000	2.15

Note:
1	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominees of H shareholders.

2
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2012.

As at 30 June 2012, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2012.

DISCLOSURE OF MAJOR EVENTS

1.	Due to work requirement, Mr. Liu Shuyuan (Director) tendered his resignation report to the Board of Director on 13 December 2011. On 21 February 2012,
Mr. Guo Hongbo was appointed as a director of the seventh session of the Board of Director and Mr. Liu Shuyuan resigned as a director officially.

2.
Due to work requirement, Mr. Gu Biquan (Secretary to the Board of Directors) tendered his resignation report resigning his duties as Secretary to the Board of Directors on 2 March 2012. On 3 May 2012, Mr. Du Daming acted as the Secretary to the Board of Directors and Mr. Gu Biquan resigned officially.

3.
Due to work requirement, Ms. Huang Mingyuan (Director) tended her resignation report to the Board of Directors on 18 May 2012. On 12 June 2012, Mr. Xie Rongxing was appointed as a director of the seventh session of the Board of Directors and Ms. Huang Mingyuan resigned as a director officially.

CORPORATE GOVERNANCE

The Company has always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardized and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximizing the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable growth returns for our shareholders.

During the reporting period, the Company has complied with the relevant provisions regarding Corporate Governance Codes in Appendix 14.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

	(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

	(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures on Inside Information, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information disclosure, and at the same time enhance the quality as well as transparency of the information disclosure regarding the annual report.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated internal control system construction work in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past ten years, the Company has established an internal control system construction strategic plan and highlighted the targets for internal control system construction. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realized its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the branch level and the power plants level. Having reference to the internal control regulations by the relevant domestic and international regulatory requirements, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organizing various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

After due assessment, the management of the Company considers that the internal control system of the Company is sound and the implementation of which is effective.

The Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes – Oxley Act. In 2011, as a domestic and international listed company, the Company has smoothly passed the dual standards on internal controls by the fundamental governing rules on enterprise internal controls and their ancillary guidances and section 404 of the Sarbanes – Oxley Act. So far, the external auditors had issued the auditor’s report on the Company’s internal control for six successive years without any qualification opinion. The Company has been implementating the internal control work standardization for establishing a long-term internal control system.

4.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Connected Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the CSRC and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(b)	Securities Transactions by Directors

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Company’s Board of Directors comprised 15 members. Members of the seventh session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo (Mr. Guo Hongbo was appointed as a director on 21 February 2012 when Mr. Liu Shuyuan (Director) resigned officially), Mr. Xu Zujian and Mr. Xie Rongxing (Mr. Xie Rongxing was appointed as a director on 12 June 2012 when Ms. Huang Mingyuan (Director) resigned officially). The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held four meetings during this reporting period (ended 30 June 2012) including regular meetings and ad hoc meetings (such as communication voting). For details, please see the announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	4	4	0	100%
Liu Guoyue	4	4	0	100%
Fan Xiaxia	4	4	0	100%

Non-executive Directors
Huang Long	4	4	0	100%
Li Shiqi	4	4	0	100%
Huang Jian	4	4	0	100%
Shan Qunying	4	4	0	100%
Guo Hongbo	3	3	0	100%
				(appointed on 21
				February 2012)
Xu Zujian	4	4	0	100%
Xie Rongxing	0	0	0	(appointed on 12
				June 2012)

		Number of	Number of
	Number of	meetings	meetings
	meetings to	attended	attended	Rate of
Name	be attended	in person	by proxy	Attendance (%)

Independent
Non-executive
Directors
Shao Shiwei	4	4	0	100%
Wu Liansheng	4	4	0	100%
Li Zhensheng	4	4	0	100%
Qi Yudong	4	4	0	100%
Zhang Shouwen	4	3	1	75%
				(Attendance by
				proxy rate: 25%)

Previous directors
Liu Shuyuan	1	1	0	100%
Huang Mingyuan	4	3	1	75%
				(Attendance by
				proxy rate: 25%)

Directors attended the 2011 annual general meeting of the Company: Huang Long (Vice Chairman), Zhao Shiwei (Independent Director).

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Non-executive Directors of the Company have submitted their independent non-executive director confirmation letters of 2011 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the related provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–May 2014
Li Shiqi	17 May 2011–May 2014
Huang Jian	17 May 2011–May 2014

Shan Qunying	17 May 2011–May 2014
Guo Hongbo	21 February 2012–May 2014
Xu Zujian	17 May 2011–May 2014
Xie Rongxing	12 June 2012–May 2014

(f)	Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Stock Exchange.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo (appointed as a member on 20 March 2012. Mr. Liu Shuyuan was a member prior to 21 February 2012), Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened the first meeting in 2012 meeting on 19 March 2012, at which the 2012 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2012 and the work performance of the

Remuneration and Appraisal Committee was considered and approved.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the	19 March 2012	Qi Yudong, Liu Guoyue,	–
Remuneration and		Xu Zujian, Shao Shiwei,
Appraisal Committee		Wu Liansheng,
of the Seventh Session		Li Zhensheng
of the Board in 2012

(g)	Nomination of Directors

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing (appointed as a member on 12

June 2012, prior to that Ms. Huang Mingyuan was a member), Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the attendance of meetings of the Nomination Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the	19 March 2012	Shao Shiwei, Fan Xiaxia,	Huang Mingyuan
Nomination Committee		Shan Qunying,
of the Seventh Session		Wu Liansheng,
of the Board in 2012		Qi Yudong,
Zhang Shouwen

Second meeting of the	28 May 2012	Shao Shiwei, Fan Xiaxia,	–
Nomination Committee		Shan Qunying,
of the Seventh Session		Huang Mingyuan,
of the Board in 2012		Wu Liansheng,
Qi Yudong,
Zhang Shouwen

(h)	Appointment of Auditors

KPMG and KPMG Huazhen CPAs Co. Ltd. were appointed respectively as the international and domestic auditors of the Company for 2012.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for: assisting the Board of Directors in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

Members of the Seventh Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member.

During the reporting period, the Audit Committee has held four meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the external auditors has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: the 2011 audit working report and the audit work plan and budget for 2012 of Audit Department of the Company, the 2011 financial reports and the budget report for 2012, the 2011 profit distribution plan, proposal on appointment of external auditors, the financial report for the first quarter of 2012, etc. and the relevant examination reports were submitted by the Audit Committee to the Board of Directors.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit	5 January 2012	Wu Liansheng, Shao Shiwei,	–
Committee of the		Li Zhensheng, Qi Yudong,
Seventh Session in 2012		Zhang Shouwen

Second meeting of the	21 February 2012	Wu Liansheng,	Qi Yudong,
Audit Committee of the		Shao Shiwei,	Zhang Shouwen
Seventh Session in 2012		Li Zhensheng

Third meeting of the	19 March 2012	Wu Liansheng, Shao Shiwei,	–
Audit Committee of the		Li Zhensheng, Qi Yudong,
Seventh Session in 2012		Zhang Shouwen

Fourth meeting of the Audit	23 April 2012	Wu Liansheng, Shao Shiwei,	–
Committee of the		Li Zhensheng, Qi Yudong,
Seventh Session in 2012		Zhang Shouwen

(j)	Responsibility statement by the directors in relation to the financial statements

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

None of the senior management of the Company holds shares in the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the

Company, the Board has established a Strategy Committee with the following key responsibilities:

	(1)	reviewing and advising on the Company’s long-term strategic development plan;

	(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

	(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

	(4)	studying and advising on the matters that would significantly affect the development of the Company;

	(5)	examining the implementation of the above-mentioned matters; and

	(6)	attending those matters at the request of the Board.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

On 18 May 2012, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2012 which was submitted to the Audit Committee of the Board of the Company on 30 July 2012.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(m)	Directors’ training

The Company organizes its directors and supervisors to attend the training provided by regulatory authorities annually. During the reporting period, eight directors of the Company had participated the 2012 Training on directors and supervisors organised by the China Securities Regulatory Commission, Beijing Bureau.

Once every six months the Company organises legal advisers from the PRC, US and Hong Kong to provide an updates on regulatory rules of the places where the Company’s shares are listed, and to introduce to the members of the Audit Committee and all independent non-executive directors regarding the system that is applicable to the Company and the performance by the Company of the listing rules relevant to the places where the Company’s shares are listed.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2012 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2012, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

Apart from this announcement, the interim report for 2012 containing all the information required by the Listing Rules will be published in the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2012 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing

The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying

(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
1 August 2012

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES

A.	CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
AS AT 30 JUNE 2012
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2012	As at 31 December 2011

ASSETS

Non-current assets
Property, plant and equipment		176,729,831	177,968,001
Investments in associates/jointly
controlled entities		13,792,838	13,588,012
Available-for-sale financial assets		2,498,913	2,301,167
Land use rights		4,289,200	4,341,574
Power generation licence		3,985,138	3,904,056
Mining rights		1,922,655	1,922,655
Deferred income tax assets		520,193	526,399
Derivative financial assets		6,697	16,389
Goodwill		14,115,133	13,890,179

Other non-current assets		2,414,273	2,540,104

Total non-current assets		220,274,871	220,998,536

Current assets
Inventories		8,086,976	7,525,621
Other receivables and assets		4,969,541	4,600,250
Accounts receivable	5	14,404,296	15,377,843
Trading securities		96,214	96,154
Derivative financial assets		44,213	147,455
Bank balances and cash		13,535,111	8,670,015

Total current assets		41,136,351	36,417,338

Total assets		261,411,222	257,415,874

		As at	As at
		30 June	31 December
	Note	2012	2011

EQUITY AND LIABILITIES

Capital and reserves attributable to
equity holders of the Company
Share capital	14,055,383	14,055,383
Capital surplus	17,402,151	17,816,495
Surplus reserves	7,085,455	7,013,849
Currency translation differences	(335,080)	(570,973)
Retained earnings

– Proposed dividend		–	702,769
– Others		13,915,665	11,865,406

		52,123,574	50,882,929

Non-controlling interests		8,903,252	8,674,824

Total equity		61,026,826	59,557,753

Non-current liabilities
Long-term loans		84,905,066	79,844,872
Long-term bonds	7	22,869,439	17,854,919
Deferred income tax liabilities		1,946,631	1,993,155
Derivative financial liabilities		797,548	578,198
Other non-current liabilities		1,029,271	989,357

Total non-current liabilities		111,547,955	101,260,501

Current liabilities
Accounts payable and other liabilities	8	23,348,702	25,767,999
Taxes payables		901,830	1,018,541
Dividends payable		1,005,053	167,643
Salary and welfare payables		212,362	230,283
Derivative financial liabilities		263,667	35,549
Short-term bonds	9	15,257,868	10,262,042
Short-term loans		33,136,879	43,979,200
Current portion of long-term loans		13,712,006	14,140,270
Current portion of long-term bonds	7	998,074	996,093

Total current liabilities	88,836,441	96,597,620

Total liabilities	200,384,396	197,858,121

Total equity and liabilities	261,411,222	257,415,874

B.	CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2012
(Amounts expressed in thousands of RMB, except per share data)

		For the six months
		ended 30 June

	Note	2012	2011

Operating revenue	4	67,180,473	64,054,146
Tax and levies on operations		(318,556)	(217,999)

Operating expenses
Fuel		(43,271,787)	(42,885,241)
Maintenance		(1,309,178)	(1,144,325)
Depreciation		(5,612,839)	(5,829,642)
Labor		(2,192,451)	(2,076,673)
Service fees on transmission and
transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(3,823,905)	(4,109,431)
Others		(3,070,444)	(2,929,655)

Total operating expenses		(59,350,990)	(59,045,353)

Profit from operations		7,510,927	4,790,794

Interest income		77,042	84,090
Financial expenses, net
Interest expense		(4,564,904)	(3,511,077)
Exchange loss and bank charges, net		(51,308)	(176,267)

Total financial expenses, net		(4,616,212)	(3,687,344)

Share of profits of associates/jointly
controlled entities		290,666	346,019
Loss on fair value changes		(1,036)	(1,441)
Other investment income		185,333	78,315

Profit before income tax expense	11	3,446,720	1,610,433

Income tax expense	12	(994,643)	(500,189)

	For the six months
	ended 30 June

	Note	2012	2011

Net profit		2,452,077	1,110,244

Other comprehensive income/(loss),
net of tax

Available-for-sale financial
asset fair value changes	35,809	(69,542)
Proportionate shares of other
comprehensive income/(loss)
of investees measured using the
equity method of accounting	13,357	(2,036)
Cash flow hedges	(463,510)	(169,837)
Currency translation differences	236,457	229,462

Other comprehensive loss, net of tax	(177,887)	(11,953)

Total comprehensive income	2,274,190	1,098,291

Net profit/(loss) attributable to:
– Equity holders of the Company	2,121,963	1,130,892
– Non-controlling interests	330,114	(20,648)

	2,452,077	1,110,244

Total comprehensive income/(loss)
attributable to:
– Equity holders of the Company	1,943,512	1,117,993
– Non-controlling interests	330,678	(19,702)

	2,274,190	1,098,291

Earnings per share for profit
attributable to the equity holders
of the Company
(expressed in RMB per share)
– Basic and diluted	13	0.15	0.08

Dividends paid	6	–	2,807,084

C.	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(Amounts expressed in thousands of RMB unless otherwise stated)

	1.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2012 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (the “IASB”).

As at and for the six months ended 30 June 2012, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2012, the Company and its subsidiaries have a negative working capital balance of approximately Renminbi Yuan (“RMB”) 47.70 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet their liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2011 described in those annual financial statements.

The Company and its subsidiaries have adopted the following amendments to standards in 2012:

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of amendments on disclosure requirements of transfers of financial assets released in October 2010 (effective for financial year beginning 1 July 2011). The amendments clarified and strengthened the disclosure requirements of transfers of financial assets which help users of financial statements evaluating related risk exposures and the effect of those risks on the financial position of the Company and its subsidiaries. The Company and its subsidiaries adopt the amendments from 1 January 2012. These amendments have no material impact on the unaudited condensed consolidated interim financial information.

3.	ESTIMATES

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011, with the exception of changes made to the estimated useful lives and estimated net residual values of property, plant and equipment as of 1 January 2012.

In order to present a fairer and more appropriate view of the financial position and operating results of the Company and its subsidiaries where the depreciation period of each property, plant and equipment is aligned with its actual useful life, the Company and its subsidiaries have made changes to the estimated useful lives and estimated net residual values of property, plant and equipment not fully depreciated in the PRC.

The table below shows the details of estimated useful lives and net residual values of property, plant and equipment before and after 1 January 2012:

	Before 1 January 2012			After 1 January 2012

Category of	Estimated	Estimated	Annual	Category of	Estimated	Estimated	Annual
property, plant	useful lives	residual	depreciation	property, plant	useful lives	residual	depreciation
and equipment	(years)	value (%)	rate (%)	and equipment	(years)	value (%)	rate (%)

Buildings	6-45	0-11	2.11-16.67	Buildings	8-30	3	3.23-12.13
Structures	11-40	0-11	2.38-8.18	Structures	27-50	0-5	2.00-3.52
Generating &				Generating &
heat supply				heat supply
facilities	8-25	0-11	3.8-11.25	facilities	13-20	3-5	4.75-7.46
Transmission				Transmission
lines	10-30	0-11	3.17-9	lines	30	5	3.17
Substations &				Substations &
distribution				distribution
facilities	5-22	0-11	4.32-18	facilities	19	5	5
Communication
Communication lines & facilities	5-14	0-11	6.79-20	lines & facilities	13	5	7.31
Automation				Automation
controls &				controls &
instruments	5-22	0-10	4.32-20	instruments	10	3	9.7
Hydraulic				Hydraulic
machineries	10-16	0-5	5.94-10	machineries	15	3	6.47
Overhaul &				Overhaul &
maintenance				maintenance
equipment	5-18	0-10	5.56-20	equipment	14	5	6.79

Production				Production
equipment &				equipment &
tools	3-18	0-10	5.56-33.33	tools	5-8	0-3	12.13-20
Transportation				Transportation
facilities	6-20	0-11	4.75-16.67	facilities	8-27	3-5	3.52-12.13
Non-production				Non-production
equipment &				equipment &
tools	3-18	0-5	5.56-33.33	tools	5-7	0-3	13.86-20

The changes in accounting estimate applied to the unaudited condensed consolidated financial information for the six months ended 30 June 2012 have decreased the depreciation charge of property, plant and equipment by approximately RMB500 million.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June

	2012	2011

Sales of power and heat	66,111,825	63,004,353
Sales of coal	336,336	433,973
Port and transportation service	203,745	198,988
Others	528,567	416,832

Total	67,180,473	64,054,146

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The operating segments of the Company were grouped into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations).

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total

For the six months
ended 30 June 2012

Total revenue	56,321,446	10,653,220	307,770	67,282,436
Inter-segment revenue	–	–	(101,963)	(101,963)

Revenue from external customers	56,321,446	10,653,220	205,807	67,180,473

Segment results	2,875,463	867,327	(77,193)	3,665,597

Interest income	41,290	35,430	322	77,042
Interest expense	(4,111,685)	(234,091)	(70,637)	(4,416,413)
Depreciation and amortization	(5,234,967)	(300,923)	(71,014)	(5,606,904)
Net loss on disposal of property,
plant and equipment	(66,279)	(654)	(1,803)	(68,736)
Share of profits of associates and
jointly controlled entities	242,495	–	(28,375)	214,120
Income tax expense	(863,149)	(156,737)	(5,373)	(1,025,259)

	PRC power segment	Singapore segment	All other segments	Total

For the six months
ended 30 June 2011
Total revenue	53,643,504	10,208,272	316,975	64,168,751
Inter-segment revenue	–	–	(114,605)	(114,605)

Revenue from external customers	53,643,504	10,208,272	202,370	64,054,146

Segment results	897,662	854,357	3,039	1,755,058

Interest income	45,032	38,816	242	84,090
Interest expense	(3,113,073)	(240,715)	(42,303)	(3,396,091)
Depreciation and amortization	(5,459,792)	(306,690)	(70,778)	(5,837,260)
Net loss on disposal of property,
plant and equipment	(12,339)	–	–	(12,339)
Share of profits of associates and
jointly controlled entities	272,341	–	15,598	287,939
Income tax expense	(380,326)	(148,592)	(1,544)	(530,462)

	PRC power segment	Singapore segment	All other segments	Total

30 June 2012
Segment assets	214,070,663	31,050,802	8,981,558	254,103,023

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	3,216,723	1,211,127	463,851	4,891,701
Investments in associates	10,040,475	–	1,007,068	11,047,543
Investments in jointly
controlled entities	160,000	–	1,034,555	1,194,555
Segment liabilities	(168,271,289)	(17,362,400)	(3,652,839)	(189,286,528)

31 December 2011
Segment assets	210,274,298	30,791,094	8,707,163	249,772,555

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	33,535,107	3,449,725	3,865,074	40,849,906
Investments in associates	9,851,537	–	1,018,397	10,869,934
Investments in jointly

controlled entities	160,000	–	1,084,073	1,244,073
Segment liabilities	(166,068,006)	(17,526,440)	(3,332,315)	(186,926,761)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June

	2012	2011

Segment results (PRC GAAP)	3,665,597	1,755,058
Reconciling items:
Loss of the headquarters	(306,385)	(123,883)
Investment income from China
Huaneng Finance Co., Ltd.
(“Huaneng Finance”)	67,464	41,335
Dividend income of available-for-sale
financial assets	185,880	65,881
Impact of IFRS adjustments*	(165,836)	(127,958)

Profit before income tax expense per
unaudited condensed consolidated
interim statement of comprehensive income	3,446,720	1,610,433

Reportable segments’ assets are reconciled to total assets as follows:

As at 30 June 2012	As at 31 December 2011

Total segment assets (PRC GAAP)	254,103,023	249,772,555

Reconciling items:
Investment in Huaneng Finance	1,263,711	1,178,633
Deferred income tax assets	672,626	710,571
Prepaid income tax	95,069	101,959
Available-for-sale financial assets	2,548,913	2,351,167
Corporate assets	258,028	250,509
Impact of IFRS adjustments*	2,469,852	3,050,480

Total assets per unaudited condensed consolidated interim balance sheet	261,411,222	257,415,874

Reportable segments’ liabilities are reconciled to total liabilities as follows:

As at 30	As at 31
June	December
2012	2011

Total segment liabilities (PRC GAAP)	(189,286,528)	(186,926,761)
Reconciling items:
Current income tax liabilities	(671,440)	(503,252)
Deferred income tax liabilities	(1,689,260)	(1,736,907)
Corporate liabilities	(7,545,280)	(7,038,611)
Impact of IFRS adjustments*	(1,191,888)	(1,652,590)

Total liabilities per unaudited condensed
consolidated interim balance sheet	(200,384,396)	(197,858,121)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2012
Interest expense	(4,416,413)	(148,491)	–	–	(4,564,904)
Depreciation and amortization	(5,606,904)	(22,307)	–	(87,031)	(5,716,242)
Share of profits of associates and
jointly controlled entities	214,120	–	67,464	9,082	290,666
Income tax expense	(1,025,259)	–	–	30,616	(994,643)

For the six months ended 30 June 2011
Interest expense	(3,396,091)	(114,986)	–	–	(3,511,077)
Depreciation and amortization	(5,837,260)	(15,439)	–	(78,307)	(5,931,006)
Share of profits of associates
and jointly controlled entities	287,939	–	41,335	16,745	346,019
Income tax expense	(530,462)	–	–	30,273	(500,189)

*
The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

For the six months ended 30 June

2012	2011

The PRC	56,527,253	53,845,874

Singapore	10,653,220	10,208,272

	67,180,473	64,054,146

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30	As at 31
	June	December
	2012	2011

The PRC	191,541,245	193,794,549

Singapore	25,006,435	23,618,372

	216,547,680	217,412,921

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

For the six months ended 30 June

2012	2011

	Amount	Proportion	Amount	Proportion

ShanDong Electric Power
Corporation	8,159,383	12%	7,624,607	12%
JiangSu Electric
Power Company	8,129,786	12%	7,763,564	12%
Energy Market Company
(Singapore)	6,859,094	10%	5,999,418	9%

5.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2012	As at 31 December 2011

Accounts receivable	13,490,239	14,838,513
Notes receivable	927,066	563,363

	14,417,305	15,401,876
Less: provision for doubtful accounts	(13,009)	(24,033)

	14,404,296	15,377,843

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power and its subsidiaries which credit periods ranged from 5 days to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2012	As at 31 December 2011

Within 1 year	14,392,335	15,335,719
Between 1 to 2 years	11,404	40,158
Between 2 to 3 years	202	219
Over 3 years	13,364	25,780

	14,417,305	15,401,876

As at 30 June 2012, the maturity period of the notes receivable ranged from 2 months to 6 months (31 December 2011: from 1 month to 6 months).

6.	DIVIDENDS

On 12 June 2012, upon the approval from the annual general meeting of the shareholders, the Company declared 2011 final dividend of RMB0.05 (2010 final: RMB0.21) per ordinary share, totaling approximately RMB703 million (2010 final: 2,807 million). The Company did not make any dividend payments for the six months ended 30 June 2012. For the six months ended 30 June 2011, the Company made dividend payments of approximately RMB2,807 million.

7.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million, respectively. As at 30 June 2012, the bond with original maturity of 5 years will be due within 12 months, as a result of which such bonds are recorded as current portion of long-term bonds. As at 30 June 2012, interest payables for these bonds amounted to approximately RMB181.36 million (31 December 2011: RMB6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2012, interest payable for these bonds above amounted to approximately RMB30.19 million (2011: RMB134.19 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. As at 30 June 2012, interest payable for these notes above amounted to approximately RMB19.16 million (31 December 2011: RMB94.17 million).

In January 2012 and November 2011, the Company issued non-public debt financing instrument with maturity of 3 years and 5 years with face value of RMB5 billion and RMB5 billion bearing annual interest rates of 5.24% and 5.74%, respectively. The actual proceeds received by the Company were approximately

RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 5.54% and 6.04%, respectively. Interest paid per annum during the tenure of the bonds are RMB277 million and RMB302 million. As at 30 June 2012, interest payable for these bonds above amounted to approximately RMB126.33 million and RMB185.06 million, respectively (31 December 2011: RMB42.34 million).

8.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2012	As at 31 December 2011

Accounts and notes payable	9,134,510	9,122,537
Other payables and accrued liabilities	14,214,192	16,645,462

	23,348,702	25,767,999

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2012	As at 31 December 2011

Within 1 year	9,060,495	9,018,743
Between 1 to 2 years	30,760	83,275
Over 2 years	43,255	20,519

9,134,510	9,122,537

9.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 4.41% and 3.35% in April 2012 and June 2012, respectively. Such bonds are denominated in RMB, issued at face value and matured in 365 days and 270 days from the issuance dates, respectively. The annual effective interest rates of these bonds are 4.83% and 3.76%, respectively. As at 30 June 2012, interest payables for these bonds above amounted to approximately RMB44.58 million and RMB11.47 million, respectively.

The Company issued unsecured short-term bonds with face values of RMB5 billion bearing annual interest rates of 3.95% in January 2011. Such bonds are denominated in RMB, issued at face value and matured in 365 days. These short-term bonds were fully repaid in January 2012. In September 2011, the Company issued unsecured short-term bonds with face values of RMB5 billion bearing annual interest rates of 6.04%. Such bonds are denominated in RMB, issued at face value and matured in 366 days. As at 30 June 2012, interest payables for these bonds amounted to approximately RMB235.99 million.

10.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2012, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB47,700 million (31 December 2011: RMB60,180 million). On the same date, total assets less current liabilities were approximately RMB172,575 million (31 December 2011: RMB160,818 million).

11.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the six months ended 30 June

	2012	2011

Interest expense on
– loans	4,031,952	3,394,492
– short-term bonds	228,096	191,055
– long-term bonds	652,914	368,454

Total interest expense on borrowings	4,912,962	3,954,001
Less: amounts capitalized in property,
plant and equipment	(348,058)	(442,924)

Interest expense charged in unaudited
condensed consolidated interim
statement of comprehensive income	4,564,904	3,511,077

Loss on disposals of property,
plant and equipment, net	68,695	12,360

(Reversal of)/Provision for doubtful debts	(11,482)	390

12.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2012 (for the six months ended 30 June 2011: nil) as the Company and its subsidiaries had no estimated assessable profits arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profits for the period at their prevailing rates of taxation.

Upon the effective of the “Corporate Income Tax Law of the People’s Republic of China” on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

For the six months ended 30 June 2012, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2011: 17%).

For the six months ended 30 June 2012, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 28.86% (for the six months ended 30 June 2011: 31.06%).

13.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June

	2012	2011

Consolidated net profit attributable to
equity holders of the Company	2,121,963	1,130,892

Weighted average number of the
Company’s outstanding
ordinary shares (’000)	14,055,383	14,055,383
Basic earnings per share	0.15	0.08

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2012 and 2011.

	14.	SUBSEQUENT EVENT

The Company and its subsidiaries issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 3.32% on 11 July 2012. Such bonds are denominated in RMB and will mature in 270 days from issuance dates.

D.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS
(Amounts expressed in RMB Yuan unless otherwise stated)

	1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS (UNAUDITED)

Item	Unit	As at 30 June 2012	As at 31 December 2011	Variance (%)

Total assets	Yuan	258,941,369,408	254,365,393,306	1.80
Shareholders’ equity
attributable to shareholders
of the Company	Yuan	51,386,951,569	50,075,263,660	2.62
Net assets per share attributable to
shareholders of the Company	Yuan/per share	3.66	3.56	2.81

Item	Unit	For the six months ended 30 June 2012	For the six months ended 30 June 2011	Variance (%)

Operating profit	Yuan	3,479,694,166	1,523,795,354	128.36
Profit before taxation	Yuan	3,612,555,933	1,738,390,751	107.81
Net profit attributable to	Yuan	2,208,457,319	1,178,723,810	87.36
shareholders of the Company
Net profit attributable to shareholders	Yuan	2,180,653,879	1,063,318,231	105.08
of the Company (excluding
non-recurring items)
Basic earnings per share	Yuan/per share	0.16	0.08	100.00
Basic earnings per share	Yuan/per share	0.16	0.08	100.00
(excluding non-recurring items)
Diluted earnings per share	Yuan/per share	0.16	0.08	100.00
Return on net assets	%	4.31	2.23	Increased by
(weighted average)				2.08 percent
Net cash flows from	Yuan	12,754,918,183	9,298,056,960	37.18
operating activities
Net cash flows from	Yuan/per share	0.91	0.66	37.88
operating activities per share

Note:	Formula of key financial ratios:

Basic earnings per share = Net profit attributable to shareholders of the Company for the period/Weighted average number of ordinary shares

Return on net assets (weighted average) = Net profit attributable to shareholders of the Company for the period/weighted average shareholders’ equity (excluding minority interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB Yuan)

For the six months
Non-recurring items	ended 30 June 2012

Net loss from disposal of non-current assets	(68,735,965)
Government grants recorded in the profit and loss	233,949,981

The gain or loss on fair value change of
held-for-trading financial assets and
liabilities (excluding effective hedging
instruments related to operating activities
of the Company) and gain or loss on
disposal of held-for-trading financial assets
and liabilities and available-for-sale
financial assets	(1,582,806)
Reversal of provision for doubtful
accounts receivable individually
tested for impairments	11,490,390
Non-operating income and expenses
(excluding items above)	(32,352,249)
Other non-recurring items	(66,678,900)

76,090,451

Impact of Income tax	(10,100,455)
Impact of minority interests (net of tax)	(38,186,556)

27,803,440

3.	INCOME STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2012
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the six months ended 30 June
		2012	2011	2012	2011

		Consolidated		The Company

1.	Operating revenue	67,180,472,922	64,054,145,779	28,407,648,525	27,994,682,221

	Less:	Operating cost	(57,832,205,962)	(57,748,250,344)	(23,563,556,360)	(25,037,767,303)
		Tax and levies on operations	(318,556,402)	(217,998,804)	(208,329,175)	(142,228,940)
		Selling expenses	(3,209,078)	(3,399,445)	–	–
		General and administrative
		expenses	(1,410,715,915)	(1,328,758,007)	(887,290,383)	(829,977,740)
		Financial expenses, net	(4,539,169,771)	(3,603,254,097)	(2,187,132,881)	(1,560,882,962)
		Assets impairment loss	(62,803,179)	(34,838,500)	(66,937,351)	(33,583,200)
		Loss from changes in
		fair value	(1,036,315)	(1,440,530)	–	–
	Add:	Investment income	466,917,866	407,589,302	941,168,024	461,484,705
		Including: investment income
		from associates
		and jointly controlled
		entities	281,584,493	329,274,246	281,860,051	328,506,960

2.	Operating profit		3,479,694,166	1,523,795,354	2,435,570,399	851,726,781
	Add:	Non-operating income	256,362,539	251,702,946	107,662,880	87,829,803
	Less:	Non-operating expenses	(123,500,772)	(37,107,549)	(63,133,673)	(17,304,810)
		Including: loss on disposals of
		non-current assets	(72,009,659)	(13,625,473)	(57,576,207)	(1,070,771)

3.	Profit before taxation		3,612,555,933	1,738,390,751	2,480,099,606	922,251,774
	Less:	Income tax expense	(1,025,259,366)	(530,462,233)	(409,410,210)	(175,152,529)

			For the six months ended 30 June
			2012	2011	2012	2011

			Consolidated		The Company

4.	Net profit		2,587,296,567	1,207,928,518	2,070,689,396	747,099,245

	Attributable to
	Shareholders of the Company	2,208,457,319	1,178,723,810	2,070,689,396	747,099,245
	Minority interests	378,839,248	29,204,708

5.	Earnings per share (based on
	the net profit attributable to
	shareholders of the Company)
	Basic earnings per share	0.16	0.08	N/A	N/A
	Diluted earnings per share	0.16	0.08	N/A	N/A

6.	Other comprehensive (loss)/income	(177,887,727)	(11,952,587)	37,462,220	(84,467,852)

7.	Total comprehensive income	2,409,408,840	1,195,975,931	2,108,151,616	662,631,393

	Attributable to
	– Shareholders of the Company	2,030,005,575	1,165,824,880	2,108,151,616	662,631,393
	– Minority interests	379,403,265	30,151,051

4.	IMPACT OF ADJUSTMENTS FOR INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) ON NET PROFIT (UNAUDITED)

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the consolidated net profit of the Company are summarized as follows:

Net profit For the six months ended

2012	2011

	RMB’000	RMB’000

Consolidated net profit attributable
to shareholders of the Company
under PRC GAAP	2,208,457	1,178,724

Impact of IFRS adjustments:
Amortization of the difference in the recognition
of housing benefits of the previous years (a)	(1,123)	(1,552)
Difference on depreciation related to borrowing
costs capitalized in previous years (b)	(13,250)	(15,003)
Difference in depreciation and amortization
of assets acquired in business combinations
under common control (c)	(147,786)	(146,997)
Others	(5,152)	35,220
Applicable deferred income tax impact of
the GAAP differences above (d)	32,091	30,648
Profit attributable to minority interests
on the adjustments above	48,726	49,852

Profit attributable to equity
holders of the Company under IFRS	2,121,963	1,130,892

(a)	Amortization of the difference in the recognition of housing benefits of the previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(b)	Difference on depreciation related to borrowing costs capitalized in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Differences in accounting treatment on business combinations under common control in previous years

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences could be gradually eliminated with the depreciation, amortization and disposal of assets.

(d)	Applicable deferred income tax impact of the GAAP differences above

This represents related deferred income tax impact on the GAAP differences above where applicable.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

CONNECTED TRANSACTION REGARDING
QINLING COMPANY

•▪
On 31 July 2012, Shidongkou Company and Qinling Company entered into the Transfer Agreement, pursuant to which Shidongkou Company agreed to pay to Qinling Company RMB262,380,000 as compensation for the closure of certain small generating units with an aggregate generation capacity of 220MW of Qinling Power Plant, which is owned by Qinling Company, for the construction of 2 x 660MW generating units for Phase II of Shidongkou Second Power Plant in “replacing small units with larger ones” project of Shidongkou Company.

•▪
The Company holds 50% interests in Shidongkou Company while Qinling Company is a wholly owned subsidiary of Huaneng Group. Huaneng Group and its associates (including Qinling Company) are connected persons to the Company. The Transfer Agreement (and the relevant compensation) thus constitutes a connected transaction of the Company under the Hong Kong Listing Rules.

•▪
Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the transaction contemplated under the Transfer Agreement (and the relevant compensation) are all less than 5%, the transaction contemplated under the Transfer Agreement (and the relevant compensation) is only subject to the reporting, annual review and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND QINLING COMPANY

The Company, together with its subsidiaries, mainly develops, constructs, operates and manages large scale power plants throughout China. It is one of the largest listed power suppliers in China which owns a total installed generation capacity of 55,304MW on an equity basis.

Huaneng Group mainly engages in the development, investment, construction, operation and management of power sources; the production and sale of power (heat); the development, investment, construction, production and sale of businesses and products relating to energy, transportation, renewable energy and environmental protection.

As of 30 June 2012, HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 15.88% equity interests in the Company (including a 11.06% direct equity interests in the Company held by Huaneng Group and a 3.70% indirect equity interests in the Company held by China Hua Neng Group Hong Kong Limited (a wholly-owned subsidiary of Huaneng Group), a 0.09% indirect equity interests in the Company held by Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 1.02% indirect equity interests in the Company held by China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group)). Huaneng Group holds 100% interests in Qinling Company, while the Company holds 50% interests in Shidongkou Company and regards Shidongkou Company as a subsidiary of the Company.

Qinling Company is a limited liability company established in China. It is a wholly owned subsidiary of Huaneng Group, principally engaged in the production and sale of power and in the development and operation of business relating to power industry.

The relationships among the Company, Huaneng Group and Qinling Company are as follows:

*
Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 11.06% direct equity interests in the Company, a 3.70% equity interest in the Company through China Hua Neng Group Hong Kong Limited (a wholly-owned subsidiary of Huaneng Group), a 0.09% equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 1.02% equity interest through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

Therefore, according to the Hong Kong Listing Rules, Huaneng Group and its associates (including Qinling Company) are connected persons of the Company while the transaction between Shidongkou Company and Qinling Company as contemplated by the Transfer Agreement (and the relevant compensation fee) constitutes connected transaction of the Company.

BACKGROUND

The “Eleventh Five-year Plan” confirmed the objective of energy saving and emission reduction, and the power industry is the key area of energy saving and emission reduction. Accordingly, during the “Eleventh Five-year Plan” period, the State confirmed the “replacing small units with larger ones” policy of the power industry. The relevant policies were continuously performed during the “Twelfth Five-year Plan period” and large and highly effective thermal generating units were constructed to expedite the industry structure adjustment, eliminate backward production capacity and facilitate the energy saving and emission reduction work.

The 2 x 660MW “replacing small units with larger ones” project of Shidongkou Second Power Plant Phase II under Shidongkou Company has obtained the approval of the National Development and Reform Commission in the form of “replacing small units with larger ones”.

Construction of the project requires closing down of certain small thermal generating units with generation of 220MW capacity of Qinling Power Plant which is owned by Qinling Company. Pursuant to the spirits of the Notice on Certain Opinions on Expediting the Closure of Small Thermal Generating Units issued by the National Development and Reform Commission and the Energy Office and endorsed by the State Council (Guo Fa [2007] No.2), Shidongkou Company shall be obliged to pay part of the compensation fees to Qinling Company for the settlement of the relevant personnel of the closed generating units of Qinling Power Plant under Qinling Company and debt disposal.

According to the audit report issued by PKF Daxin Certified Public Accountants LLP on 20 February 2012, as of 31 December 2011, the assets of Qinling Company totalled RMB5.335 billion, liabilities totalled RMB5.410 billion and net assets totalled RMB-75 million. In 2011, the operating income of Qinling Company totalled RMB890 million, profits totalled RMB-234 million (including asset diminution provision of RMB68 million) and net cash flow generated from operating activities was RMB-647 million.

TRANSFER AGREEMENT

Shidongkou Company and Qinling Company agreed to enter into the Transfer Agreement, the key terms of which are set out below:

Date:	31 July 2012

Parties:	Shidongkou Company and Qinling Company

Subject Matter:
The Transaction relates to the payment of compensation by Shidongkou Company to Qinling Company due to the closure of certain small generating units with an aggregate generation capacity of 220MW of Qinling Power Plant, which is owned by Qinling Company, for the construction of 2 x 660MW generating units for Phase II of Shidongkou Second Power Plant in “replacing small units with larger ones” projects of Shindongkou Company

Compensation fee:	Shindongkou Company agreed to pay to Qinling Company a sum of RMB262,380,000 as compensation on the basis of

RMB1,192.6 per kW for compensating Qinling Company’s closure of its small generating capacity of 220MW

Method of payment:
Shidongkou Company agreed to pay the compensation of RMB262,380,000 to Qinling Company by an one-off payment within 7 working days per signing of the Transfer Agreement. Shidongkou Company proposes to pay the compensation by its internal surplus fund

REASONS FOR ENTERING INTO THE TRANSFER AGREEMENT, PRICING FACTORS AND THE IMPACT TO THE COMPANY

Based on the employees involved in Qinling Power Plant, the assessment of the net asset value of the generation units subject to closure, and having a comprehensive consideration of the market principles and the anticipated contribution to the construction of Phase II of Shidongkou Second Power Plant by closure of the small generating units with generation capacity of 220MW, the payment standard of the Transaction shall be fixed at a unit price of RMB1,192.6/kW.

The Transaction relates to the compensation by Shidongkou Company to Qinling Company in relation to the closing down of certain small generating units with generation capacity of 220MW of Qinling Power Plant, which is owned by Qinling Company, for construction of the 2 x 660MW generating units for Phase II of Shidongkou Second Power Plant in “replacing small units with larger ones” project of Shidongkou Company. As the capacity of the small generating units of the Company required to be closed by the State is relatively small, Huaneng Group agrees to allocate the small generating unit indices of Qinling Power Plant to the Company in order to support the development of the Company.

Phase II of the Shidongkou Second Power Plant project is an effective and environment protection project which is situated in Shanghai, an economically developed region in China. Amid the background of the implementation of the State policies of energy saving and emission reduction, the Transaction conforms to the development strategy and long-term benefits of the Company both from the perspectives of the operating efficiency of the Company and performance of the social responsibility of constructing a green environment friendly enterprise by the Company. As compared to the profit, assets and liabilities of the Company as a whole, the Directors are of the view that the Transaction will not have a significant financial impact on the Company.

The Board of Directors of the Company has considered and approved the resolution in respect of the Transaction. The related Directors, being Mr. Cao Peixi, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue and Mr. Fan Xiaxia, have abstained from voting on the resolution in respect of the Transaction.

The Directors (including independent non-executive Directors) are of the opinion that the Transfer Agreement (and the relevant compensation) is entered into: (i) on normal commercial terms (i.e. on an arm’s length basis or on terms no less favourable than those available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and of its shareholders as a whole; and (iii) are within the usual course of business of the Company.

IMPLICATIONS UNDER HONG KONG LISTING RULES

The transaction contemplated by the Transfer Agreement (and the relevant compensation) constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the transaction contemplated under the Transfer Agreement (and the relevant compensation) are all less than 5%, the transaction contemplated by the Transfer Agreement (and the relevant compensation) is only subject to the reporting, annual review and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders’ approval requirements.

DEFINITIONS

“Company”	Huaneng Power International, Inc.;

“Directors”	the Directors of the Company (including the independent non-executive Directors);

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“PRC”	the People’s Republic of China;

“Qinling Company”	Huaneng Shaanxi Qinling Power Co. Ltd;

“RMB”	the lawful currency of the PRC;

“Shidongkou Company”	Huaneng Shanghai Shidongkou Power Company Limited;

“Transaction”
Compensation of RMB262,380,000 to be payable by Shidongkou Company to Qinling Company in relation to the closing down of certain small generating units with generating capacity of 220MW of Qinling Power Plant, which is owned by Qinling Company, for construction of 2 x 660MW generating units for Phase II of Shidongdou Second Power Plant in “replacing small units with larger ones” project of Shidongkou Company; and

“Transfer Agreement”
the agreement relating to the transfer of the generation capacity due to closure of generating unit No. 3 of Huaneng Shaanxi Qinling Power Co., Ltd., entered between Shidongkou Company and Qinling Company on 31 July 2012.

By Order of the Board
Huaneng Power International, Inc. Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)

Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
1 August 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:    August 1, 2012